Mail Stop 3010

May 18, 2009

VIA USMAIL and FAX (610) 832 - 4919

Mr. Howard M. Sipzner
Executive Vice President and Chief Financial Officer
Brandywine Operating Partnership, L.P.
555 East Lancaster Avenue
Radnor, Pennsylvania 19087

> **Re:** **Brandywine Operating Partnership, L.P.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed on March 2, 2009**
> **File No. 000-24407**

Dear Mr. Howard M. Sipzner:

We have reviewed your filing and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Note 15 – Tax Credit Transactions, pages F-84 – F-85

1.   We note that the company entered into transactions with US Bancorp (USB), where USB has agreed to contribute cash to fund various projects. In return, USB will receive substantially all of the tax credits relating to those projects. The company anticipates that upon completion of the projects it will begin to recognize the cash received as revenue as the respective tax credit recapture period expires. Tell us your basis in GAAP to support your accounting treatment over these transactions. In addition, tell us how you determine it is appropriate to recognize the cash received from USB as revenue as oppose to as a reduction of the cost basis of the property.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 - 3472 if you have questions regarding the comments.

Sincerely,

Yolanda Crittendon
Staff Accountant